Vantage Drilling International

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

May 15, 2018

VIA EDGAR

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Re:	Vantage Drilling International
Registration Statement on Form S-1 Filed May 9, 2018
File No. 333-224793

Dear Mr. Gibson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vantage Drilling International, a Cayman Islands exempted company (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4 p.m. Eastern Time on May 17, 2018, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Rod Miller at (212) 530-5022, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours, VANTAGE DRILLING INTERNATIONAL

By:	/s/ Thomas J. Cimino
Name:	Thomas J. Cimino
Title:	Chief Financial Officer

[Signature Page to Company’s Acceleration Request]